UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 20, 2004

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-20-2004

Re: Sempra Energy
Incoming letter dated December 23, 2003

Dear Mr. Kyle:

This is in response to your letter dated December 23, 2003 concerning a shareholder proposal submitted to Sempra Energy by George Simpson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: George Simpson
P.O. Box 5361
Gardena, CA 90249

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

Securities Exchange Act of 1934
Rule 14a-8(b)
Rule 14a-8(f)

December 23, 2003

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Council
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Shareholder Proposal – Failure to Establish Eligibility

Ladies and Gentlemen:

We have received from George Simpson a shareholder proposal (relating to "simple majority voting") for inclusion in the proxy materials for our 2004 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. As more fully discussed below, Mr. Simpson has failed to establish his eligibility to submit a shareholder proposal and, consequently, we intend to exclude his proposal from our proxy materials pursuant to Rules 14a-8(b) and (f) under the Securities Exchange Act of 1934[1].

We received Mr. Simpson's shareholder proposal (enclosed as Appendix A) on November 29. Promptly upon receiving the proposal we determined that Mr. Simpson was not a registered holder of our shares and had not filed any reports of ownership of our shares with the Commission. Moreover, his letter did not include any proof of beneficial share ownership as contemplated by Rule 14a-8(b)(2)(i).

Consequently, as contemplated by Rule 14a-8(f), on December 1 we wrote to Mr. Simpson stating:

> Initially, we note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

[1] In accordance with Rule 14a-8(j), I am enclosing six copies of this letter together with the appendices thereto. Additional copies, together with the appendices, are being concurrently provided to Mr. Simpson.

> Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that at the time your proposal was submitted, you had continuously held at least $2000 in market value of our shares for at least one year.
>
> *This written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to provide the required written proof of your eligibility within this time frame would permit us to exclude your proposal from our proxy materials.* (Emphasis in original.)

We also enclosed with our letter a copy of the Shareholder Proposal Rule and specifically referred Mr. Simpson to Questions 2 and 6 of the rule setting forth the eligibility and procedural requirements that he must follow[2].

Mr. Simpson received our letter on December 5. A copy of our letter, without enclosures but to which a copy of proof of Mr. Simpson's December 5 receipt has been attached, is enclosed as Appendix B.

Mr. Simpson has not responded to our letter. He has not provided any proof whatsoever of his eligibility to submit a shareholder proposal. And the time for him to do so has now expired.

Consequently, we intend to exclude Mr. Simpson's proposal from our proxy materials pursuant to Rules 14a-8(b) and (f). Please confirm that the Staff will not recommend to the Commission any enforcement action if Mr. Simpson's proposal is excluded from the proxy materials for our 2004 Annual Meeting of Shareholders.

If you have any questions regarding this matter or if I can be of any assistance to you in any way, please do not hesitate to telephone me.

Very truly yours,

Gary W. Kyle

Enclosures

cc: George Simpson
P.O. Box 5361
Gardena, CA 90249

---

[2] Our letter also called Mr. Simpson's attention to various other defects in his proposal that would require correction if the proposal were to be included in our proxy materials. Since Mr. Simpson has failed to establish eligibility to submit his proposal, we have felt it unnecessary to address these defects in this letter.

Appendix A

Fax: (619) 696-2374
Mr. Stephen Baum
Chairman
Sempra Energy

November 29, 2003

Dear Mr. Baum,

This is my rule 14a-8 proposal for the 2004 annual meeting. I will hold my stock until after the annual meeting.

Sincerely,

George Simpson
P.O. Box 5361
Gardena, CA 90249

Proposal:

RESOLVED, shareholders request the Board pursue amendments to the Company's governing instruments to adopt simple-majority voting (50% plus one) in place of the current supermajority voting rules (requiring 67%).

Reasons to Support:

Our Company's Articles of Incorporation currently require a super-majority of shares to approve any change in the bylaws or in many provisions of the Articles. This requirement is for 67% of the outstanding stock (not just 67% of shares voted).

The Board has refused to implement the recent votes at our Company in support of simple majority voting proposals:

Year	Shareholder Support
2001	54%
2003	59%

These percentages are based on yes and no votes cast. This level of shareholder support is even more impressive when one recalls that the Board campaigned against these proposals.

All the Board is being asked to do is put the issue of amending the supermajority requirement up for a formal shareholder vote. (Shareholders are not allowed to enact such an amendment on their own because the law of the state where the Company is incorporated requires board approval for such an amendment of the Articles).

The current super-majority requirement allows a small minority to frustrate the will of the majority.

This requirement also means that when the Board wants to make a routine uncontroversial amendment to governing documents, it must spend more shareholder money just reminding shareholders to vote.

The Council of Institutional Investors (www.cii.org) recommends adoption of proposals calling for simple majority rule. Major pension funds support simple-majority provisions, including New York City Pension Funds and TIAA-CREF.

I believe it is important for our Company to maintain institutional investors' support. If our Company loses their support and they sell their stock, that could negatively impact all shareholders.

Opponents of super-majority vote requirements believe they stifle bidder interest in a company and devaluate the stock.

The Board claimed in last year's proxy that the rule "encourages potential acquirers to negotiate the terms of an acquisition with the Company's Board of Directors." Many shareholders believe they should be allowed to consider offers without the Board's interference.

However, even if you are a shareholder who wants to discourage such offers, you should question whether a supermajority requirement is needed on top of all the other anti-takeover measures now in place.

Shareholders have had $.56 sliced from our 1995-1999 dividend levels of $1.56. I believe simple majority voting will make management more responsive to shareholder concerns.

Some shareholders are now upset not because they are enamored with simple majority voting, but simply because the Board has disregarded past passage of this proposal by a significant majority.

In recent years, several other companies have implemented shareholder proposals that had won a majority of votes over board objections. Our Board should follow this approach.

A vote FOR this proposal will send the message that shareholder votes should count.

VOTE YES ON SIMPLE MAJORITY VOTING (PROPOSAL #__)

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 1, 2003

Via United States Postal Service
George Simpson
P.O. Box 5361
Gardena, CA 90249

Re: Shareholder Proposal

Dear Mr. Simpson:

This letter acknowledges our receipt on November 29 of your proposal for inclusion (pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule) in the proxy materials for our 2004 Annual Meeting of Shareholders. It will also call your attention to several deficiencies relating to your proposal that, if not promptly and appropriately corrected, would permit us to omit the proposal from the proxy materials.

Initially, we note that you are not a record holder of our shares. Consequently, we cannot ourselves verify your eligibility to submit a shareholder proposal.

Accordingly, under the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. To do so, you will need to provide us with a written statement from the "record" holder of your shares verifying that at the time your proposal was submitted, you had continuously held at least $2000 in market value of our shares for at least one year.

This written proof of eligibility must be provided to us in a response postmarked, or transmitted electronically not later than 14 days from the date you receive this letter. A failure to provide the required written proof of your eligibility within this time frame would permit us to exclude your proposal from our proxy materials.

For your convenience in complying with this requirement, we are enclosing a copy of the Shareholder Proposal Rule. Questions 2 and 6 of the enclosure set forth the eligibility and procedural requirements that you must follow.

Turning next to the supporting statement for your proposal, there are a number of material misstatements and other deficiencies that must be corrected if the proposal is to be included in our proxy materials.

First, it is incorrect to state as you do that our "Articles of Incorporation currently require a super-majority of shares to approve any change in the bylaws...." The board of directors may, in general, adopt, repeal or amend our bylaws without the necessity of any shareholder approval. In this regard please refer to Article VIII of our Articles of Incorporation, a copy of which is enclosed.

It is also incorrect to state as you do that our super-majority voting requirement is "67%" of the outstanding stock (not just 67% of the shares voted)." The super-majority vote requirement is 66 2/3% (not 67%) of the outstanding shares.

It is also incorrect to state as you do that "the Board campaigned against these [earlier simple majority voting] proposals." In 2003 the board's sole action with respect to the simple majority vote proposal was, in its proxy statement and proxy card, to recommend that shareholders vote against the proposal. Neither the board nor the company conducted any other solicitation in opposition to the proposal.

In addition, a number of the statements in your supporting statement require citations of authority or more specific references. The citation to the website of the Counsel of Institutional Investors must be confined to the particular section of the website that supports the matter discussed. The reference to the belief of "[o]pponents of super-majority vote requirements" and the statement that "[m]any shareholders believe" require citations of authority to support the statements or to be recast as your own belief. Finally, the statement that "several other companies have implemented shareholder proposals" also requires an appropriate citation of authority.

If the foregoing deficiencies are not promptly and appropriately corrected, we may seek to omit your proposal from our proxy materials. Of course, calling your attention to these deficiencies does not waive any other basis that we may have for omitting the proposal.

Very truly yours,

Gary W. Kyle

Enclosure

GWK/amv

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 23, 2003

The proposal relates to simple majority voting.

There appears to be some basis for your view that Sempra Energy may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Sempra Energy's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sempra Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Keir D. Gumbs
Special Counsel